[Letterhead]              Dennis R. Glass
                                            President-Financial Operations, CFO

                                            Jefferson Pilot Financial
                                            PO Box 21008
                                            Greensboro, NC 27420

                                            bus:  336 691 3441
                                            fax:   336 691 3283
                                            email:  dennis.glass@jpfinancial.com


January 27, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      JPF Variable Annuity Separate Account
         Registration Statement on Form N-4
         File Nos. 811-9779 and 333-94539

Dear Ladies and Gentlemen:

The above-referenced registration statement on Form N-4 filed via EDGAR on January 13, 2000, did not contain a delaying amendment. Pursuant to Rule 473 of the Securities Act of 1933, the registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

If you have any questions or comments, please contact Shari J. Lease, Vice President & Counsel at 603/226-5105.

Sincerely,

/s/ Dennis R. Glass
-------------------
Dennis R. Glass

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